Exhibit 99.1

Vimicro International Regains Compliance with Minimum-Bid Closing-Price Requirement

BEIJING, China — November 1, 2012 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced that the Company recently received notification from the Nasdaq Stock Market of having regained compliance with the $1.00 minimum per-share closing bid-price requirement.

“We are pleased to be back in compliance with Nasdaq’s requirements. The Company will keep focusing on our business of processors and surveillance solutions,” commented David Tang, Chief Financial Officer of Vimicro. “Our team is enhancing the quality of our communication with investors so that they can better understand Vimicro’s transition and our new strategic directions. Through these efforts, we hope to create and unlock additional value for our shareholders.”

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/Notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”